NR07-21

November 19, 2007

Cardero Initiates Geophysical Study at

Former high-grade Incahuasi Gold Mine

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that an Induced Polarization (IP) Geophysical Survey been initiated on its Incahuasi Gold Project, Catamarca Province, NW Argentina.  The IP survey will build upon the positive exploration results to date and will be followed by planned drill target testing in early 2008.

Incahuasi Project Background

Incahuasi is located in the pro-mining Province of Catamarca, Argentina.  The property consists of seven minas and two cateos (665 hectares) centered on the former Incahuasi gold mine, the most significant historical high-grade Sediment Hosted Vein (SHV) type gold producer in the region (Figure 1).

Mining activity at Incahuasi dates back to the pre-Hispanic and Jesuit periods, with modern mining techniques first used at the Incahuasi mine from 1936 to 1954.  During this period, Nueva Compania Minera Incahuasi conducted a 40 tonne per day operation exploiting a series of high-grade quartz veins, reportedly ranging from 9.8 g/t to 43 g/t gold, on six underground levels.  High-grade gold values up to 300 g/t gold are reported from quartz veins within the deposit.  Mining ceased at a depth of 130 metres in ore grade rocks, not due to a lack of gold bearing veins, but rather due to flooding which inhibited further mining efforts.

Cardero Exploration

Reconnaissance scale sampling conducted by Cardero targeted surficial quartz veins, altered sediments with quartz veinlets, and tailings from the historical workings.  The average grade from a total of 108 characterization or grab samples was 4.3 g/t gold, with in-situ veins returning values up to 231 g/t gold.  In detail, the results from the 108 characterization samples collected are as follows:

  Of twenty-seven samples collected from in-situ quartz veins; a single sample returned a bonanza grade of 231 g/t gold, four samples ranged from 3-10 g/t gold, eight samples ranged from 1-3 g/t gold, with the remaining fourteen samples containing 0.05-1 g/t gold.
  Twenty-six samples collected from altered sediments with quartz veinlets yielded grades up to 10.05 g/t gold and all samples contain detectable gold, indicating the potential for disseminated bulk tonnage gold mineralization adjacent to principle vein sets.
  Forty-two composite samples from the approximately 75,000 cubic metre tailings dump averaged 2.2 g/t gold and yielded results ranging from 0.26 g/t to 13.45 g/t gold, in part confirming the high grade nature of the past producing mine.

Subsequently, trenching at the Western Vein Group, located 200 metres west of the former Incahuasi mine, cut 33.5 metres at 3.35 g/t gold within which 14 metres grades 6.9 g/t gold.  An additional nine trenches along strike and to the north of the mine returned geochemically anomalous values ranging from below detection limit to 5.22 g/t gold and averaged 0.28 g/t gold.

Following the highly positive sampling results, Cardero systematically explored the Incahuasi property through a phased program of detailed structural and alteration mapping.  The resulting exploration model was subsequently tested with an initial drill program of 5 geological drillholes prior to subsequent geophysics and target drill-testing.  The drill program successfully confirmed a number of predicted structural settings, specifically the role of late, low-angle fault zones.

Induced Polarization (IP) Survey Details

A 20 line-kilometre Induced Polarization (IP) survey is scheduled to begin 16 November 2007.  This survey (Figure 2) should image quartz veins within potentially mineralized shear zones and is intended to identify:

  Strike extensions and the depth extent of shear zones mapped at surface.
  Unexposed shear zones and veins between and peripheral to the main mapped zones.  This information will help to test the potential for bulk tonnage stockwork zones.
  Unexposed structural offsets.
  Priority targets for planned drill-testing.

Future Work

Drilling is scheduled to begin in early 2008.  A 1,500 to 2,500 metre drill program is anticipated at this time, but will be contingent on positive results from the IP survey and subsequent targeting.

Qualified Person

EurGeol Keith J. Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The work program at Incahuasi was designed and is supervised by Keith J. Henderson, Vice President, Exploration of Cardero, who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About Cardero Resource Corp.

The Company is currently exploring projects in Argentina, Mexico and Peru.  It is actively evaluating new gold, copper and iron projects, while continuing to maintain an ongoing pipeline of prospects.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the nature, cost and timing of future anticipated exploration programs and the results thereof and the potential discovery and delineation of mineral deposits/resources/reserves at the Company’s Incahuasi project.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital to continue its operations or to be able to fully implement its planned business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.